FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 3 August 2006 to 18 August 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — J M Sunderland, 4 August 2006

99.2	Cadbury Schweppes announces Acquisition of Seven-Up Bottling Company of San Francisco - 8 August 2006

99.3	Cadbury Schweppes plc 2006 Interim Report - 18 August 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills (Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	18 August 2006

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.
1.	Name of the issuer

CADBURY SCHWEPPES PLC
2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3.	Name of person discharging managerial responsibilities/director

JOHN MICHAEL SUNDERLAND
4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR’S OWN HOLDING
6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JOHN MICHAEL SUNDERLAND	583,290
JEAN MARGARET SUNDERLAND	234,650
JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS1	52,000
JM SUNDERLAND, JM SUNDERLAND & DJ LEITCH A/CJMS2	54,000
TUDOR NOMINEES LTD	5,974
BT GLOBENET NOMINEES LTD A/C10	3,972
DOUGLAS DEAKIN YOUNG LTD	5,189
8.	State the nature of the transaction

EXERCISE OF EXECUTIVE SHARE OPTIONS AND DISPOSAL OF THE SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired

200,000
10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed

200,000
12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

ACQUIRED: £4.825 DISPOSED: £5.413
14.	Date and place of transaction

3 AUGUST 2006

LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

939,075 (0.04%)
16.	Date issuer informed of transaction

4 AUGUST 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A
18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A
20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A
22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A
24.	Name of contact and telephone number for queries

JULIAN BADDELEY 020 7830 5183

Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 4 AUGUST 2006

Exhibit 99.2

IMMEDIATE RELEASE	8 August 2006
CADBURY SCHWEPPES ANNOUNCES ACQUISITION OF SEVEN-UP BOTTLING COMPANY OF SAN FRANCISCO
Cadbury Schweppes announces that it has acquired the Seven-Up Bottling Company of San Francisco from the Easley family for US$48 million in cash.
The Seven-Up Bottling Company of San Francisco operates in 29 counties in Northern California, has ten warehouses and one manufacturing plant, and employs approximately 600 people. In 2005, its revenue was approximately $140 million.
Ends
For further information:

Cadbury Schweppes plc: www.cadburyschweppes.com	+44 207 409 1313

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5095/5124

Media Enquiries Katie Macdonald-Smith	+44 207 830 5011
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.

Exhibit 99.3

invest
innovate
execute

Interim Report 2006

Contents

1	First Half 2006 Highlights
2	Letter to Shareowners
4	Operating Review
6	Financial Review
10	Consolidated Income Statement
11	Consolidated Statement of Recognised Income and Expense
12	Consolidated Balance Sheet
13	Consolidated Cash Flow Statement

14	Segmental Reporting
16	Notes
23	Independent Review Report to Cadbury Schweppes plc
23	Forward Looking Statements
24	Shareowner Information

First Half 2006 Highlights
●	Revenue growth of 4%, driven by innovation and emerging markets

●	Accelerating confectionery growth: Trident +31% and Cadbury Dairy Milk +7%

●	Continuing good beverage growth: US carbonate share gains led by Dr Pepper +3%, Sunkist +10% and A&W root beer +11%

●	Underlying operating margins +10 bps

●	Underlying profit before tax +14%

●	Underlying earnings per share -4%; +4% excluding dilution from Europe Beverages disposal

●	Acquisitions and disposals strengthen portfolio: Beverages disposals realise £1.4 billion

●	Dr Pepper/Seven Up Bottling Group performing strongly: integration on track
(except where stated all movements are at constant exchange rates and are on a 6 month comparative basis. Margin growth is stated excluding the impact of the acquisition of Dr Pepper/Seven Up Bottling Group)

			Reported	Reported	Constant
			Currency	Currency	Currency[3]
£ millions	2006	2005	Growth %	Growth %	Growth %
	(6 mths)	(24 wks)	vs. 24 wks	vs. 6 mths[2]	vs. 6 mths[2]

Revenue
Base Business	3,182	2,788	+14	+7	+4
Acquisitions/Disposals	234	–
Total	3,416	2,788	+23	+15	+12
Underlying Profit from Operations[1]	470	403	+17	+12	+7
UK product recall	(7)	–
Other[1]	(4)	(23)

Profit from Operations	459	380	+21	+16	+11

Underlying Profit before Tax[1]	402	322	+24	+20	+14
Profit before Tax	398	302	+32	+27	+22

Discontinued Operations	541	28

Underlying EPS1&4	13.3p	12.5p	+6	+1	–4
Reported EPS[4]	39.6p	11.6p

Dividend per share	4.1p	4.0p	+3	n/a	n/a

1	Other reconciling items between Underlying Profit from Operations and Underlying Profit before Tax includes restructuring charges (£30m), brand intangible amortisation (£3m), non-trading items (£24m – gain) and the impact of fair value accounting under IAS 39 (£5m – gain). Underlying EPS also excludes the profit on disposal recorded within discontinued operations (£581m – gain), the tax effects of these adjustments and the credit arising on the intra-group transfer of intellectual property assets (£7m – gain). A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 14 and 15.
2	Including the estimated impact on revenues and profits of an extra 9 days trading in 2005 (see the Basis of Preparation on page 8)
3	Constant currency growth excludes the impact of exchange rate movements during the period (see the Basis of Preparation page 8)
4	EPS is presented on a basic total group basis including earnings contributed by Europe, Syria and South Africa Beverages.
Cadbury Schweppes Interim Report 2006     1

Letter to Shareowners

Dear Shareowner,

Our performance in the first half of the year has been good with three out of four regions performing well. Exciting new innovation is driving growth in both beverages and confectionery. We expect to deliver revenue growth towards the upper end of our goal range for the full year but are still monitoring the trading impact of the UK product recall.

£ millions	2005	Base	Acquisitions/
	(6 months)	Business	Disposals	Exchange	2006

Revenue	2,966	110	234	106	3,416
– year-on-year change		+4%	+8%	+3%	+15%
Underlying Profit from Operations	421	20	9	20	470
– year-on-year change		+5%	+2%	+5%	+12%
Underlying Operating Margin
– Including CSBG	14.2%				13.8%
– Excluding CSBG	14.2%				14.5%

A full explanation of the basis of preparation is included in the Basis of Preparation on page 8. Comments on the Group and regional performances in the commentaries on pages 2 to 5 are made on the continuing business, excluding discontinued operations, on a 6 month basis. Comments on movements in revenues, underlying profit from operations and margins are made on a 6 month constant exchange rate basis.

Overall performance in the first half was good with three out of four regions, Americas Beverages, Americas Confectionery and Asia Pacific continuing to grow strongly. While we had a relatively slow start to the year, with revenues in the first quarter ahead by 2.0%, growth increased to 5.5% in the second quarter as a result of a higher rate of new product activity and a later Easter. We had a challenging start to the year in our Europe, Middle East and Africa region, particularly in the UK, where performance was impacted by a number of factors including a weak market, a first quarter inventory clearance and, at the end of the half, a product recall. As we stated at the interim trading update, the weak market and the inventory clearance reduced revenues by £20 million and underlying profit from operations by £12 million. The UK product recall had a £5 million adverse impact on revenues in the first half, related to product returns.
Underlying operating margins rose by 10 basis points despite an estimated £25 million increase in raw material costs, largely oil and sweetener related. We continued to invest behind our long-term growth with an incremental £17 million investment focused on a range of Science & Technology and route to market projects. Our Fuel for Growth cost reduction programme delivered savings in line with expectations at around £40 million.
Operating Performance: Confectionery
Revenue growth in our confectionery business was 3.4% in the half. If the impact of the inventory reduction and the recall on our UK business is excluded, underlying confectionery revenue growth was 5%. We continued to grow our share in most of our key markets around the world: shares in 13 of our top 20 confectionery markets were ahead in the half with innovation playing a key role.
Our emerging market businesses grew by 9%: strong growth in Latin America and Asia Pacific offset more modest growth of 4% in EMEA. Developed markets in the Americas and Asia Pacific grew by 4% but in EMEA revenues in developed markets were modestly down. Gum was our fastest growing category with revenues ahead by 11%. Our biggest gum brand, Trident, grew 31%. Our main chocolate brand, Cadbury Dairy Milk, grew by 7% in the half with growth in all our key markets. In candy, performance was impacted by Halls, down 2% in the half, which was cycling an exceptionally strong cough and cold season in the US in the first quarter of 2005.
Operating Performance: Beverages
Revenue growth in our beverages businesses was 4.3%. We had an excellent half in Americas Beverages with further share gains in carbonates. Volume growth was led both by Dr Pepper (+3%) and by a number of our other flavour brands, notably Sunkist (+10%) and A&W (+11%). Price increases in our non-carbonates led to a significant improvement in non-carbonate profitability. CSBG performed strongly in the two months following its acquisition. Mexico continued to grow double digits. In Australia, beverage revenues grew by 4.5% despite a significant increase in competitive activity.
Strategic Developments
We have continued to make changes to our business portfolio to ensure that the investment of capital is focused on those businesses and markets where we can generate the highest growth and returns. We have improved our capital allocation processes for both organic and acquisition investment and have put in place new working capital reduction programmes.
We made significant moves during the half to further focus our beverages business on more advantaged markets. We exited our beverage businesses in Europe and Syria, and recently announced the completed sale of our beverage business in South Africa, markets where we did not have sustainable competitive advantage. These moves have further focused our

2     Cadbury Schweppes Interim Report 2006

beverage activities on the key markets of North America, Mexico and Australia, where we have strong brands and effective routes to market. The total consideration from beverage disposals was £1.4 billion.
In beverages, we also moved to secure our route to market for both carbonates and non-carbonates in the US through the acquisition of a number of manufacturing and distribution businesses. The most significant of these was the $353 million purchase of the 55% stake we did not already own in Dr Pepper/Seven Up Bottling Group, the largest independent bottler in the US. During the half, we also acquired the third largest independent bottler in the US, All American Bottling Company, and two Snapple distributors. Combined with our existing operations, these businesses have significantly expanded our manufacturing and distribution reach in the US and provide us with opportunities to reduce costs and accelerate revenue growth.
In confectionery, we have announced our intention to sell a number of non-core brands and businesses in the UK and Canada which will enable us to focus on our more profitable and advantaged brand portfolio in both markets. We have invested over £100 million in emerging markets to consolidate our strong positions in Africa and Turkey by increasing our existing holdings in businesses in Nigeria and Turkey, and by acquiring the leading chewing gum business in South Africa.
UK Product Recall
On 23 June, we recalled seven of our Cadbury branded product lines in the UK and two in Ireland. These product lines represent less than 3% of UK sales and around half a percent of Group sales. While chocolate sales in the UK have been impacted by extremely high temperatures in the last four weeks, the recall has also had an impact on performance. In the latest four weeks, the UK confectionery market was down 7% year-on-year and our share was 1.1 percentage points lower over the same period. In the first half, product returns from the recall reduced revenues by £5 million and the net incremental direct costs (after insurance) were £7 million. For the full year, these net costs are expected to be £20 million. Additional details of the financial impact of the recall are given on page 7.
We have apologised to our consumers, customers and colleagues for any concerns caused and are implementing changes to our UK manufacturing and quality assurance processes so that this cannot happen again.
We have also announced a significant increase in UK marketing activity and the launch of a number of new products in the UK including dark chocolate Flake, Cadbury Highlights Chocolate (a lighter chocolate bar), and Cadbury Melts, a new premium indulgent filled chocolate treat.
Dividends
The Board has declared an interim dividend of 4.1 pence up from 4.0 pence in 2005, an increase of 3%. This will be paid on 20 October 2006 to ordinary shareowners on the register at close of business on 22 September 2006.
2006 Full Year Outlook
We expect to deliver underlying revenue growth towards the upper end of our goal range for the full year, but are still monitoring the trading impact of the UK recall. Despite a challenging cost environment, we expect underlying margins for the full year 2006 to show a further increase over 2005. We remain on track to generate free cash flow in line with our goal of delivering £1.5 billion of free cash flow over the four year period 2004 – 2007.

Sir John Sunderland Chairman

Todd Stitzer Chief Executive Officer

Cadbury Schweppes Interim Report 2006     3

Operating Review
Americas Beverages

£ millions	2005	Base	Acquisitions/
	(6 months)	Business	Disposals	Exchange	2006

Revenue	839	36	196	49	1,120
– year-on-year-change		+4%	+23%	+6%	+33%
Underlying Profit from Operations	243	18	2	15	278
– year-on-year-change		+7%	+1%	+6%	+14%
Underlying Operating Margin
– Including CSBG	29.0%				24.8%
– Excluding CSBG	29.0%				29.8%

We had another excellent period in Americas Beverages with revenues ahead by over 4% and profits up by 7%. Top-line performance was supported by a strong innovation programme.
US carbonate revenue growth of 2.5% was led by Dr Pepper and other core flavour brands, and compared with a very strong first half in 2005 when results were boosted by innovation related pipeline fill. Dr Pepper bottler volumes were 3% ahead benefiting from growth in base Dr Pepper and innovation, notably Dr Pepper Berries and Cream which was launched at the end of the first quarter. Growth of Dr Pepper through fountain and food service outlets was strong at 9%. Other core flavour brands were ahead by 1% with strong performances from Sunkist (+10%) and A&W (+11%) driving growth.
US non-carbonates grew by 4%, due to the combination of price increases and continued focus on our core brands. Clamato and Mott’s grew by 7% and 5% respectively. Snapple revenues were 4% down as competitors maintained lower pricing levels. In the half, we launched Snapple premium White Teas, designed to restore Snapple’s premium position in the tea category.
Our business in Mexico continued to show double-digit revenue growth, with beneficial mix driven by strong performances from higher value brands, notably Clamato.
Dr Pepper/Seven Up Bottling Group (renamed Cadbury Schweppes Bottling Group or CSBG) performed strongly in the two months following acquisition with growth boosted by demand ahead of the important 4th of July holiday. The integration is proceeding smoothly and to plan. CSBG’s underlying profit from operations in the two months since completion was reduced by initial integration costs and promotional activities ahead of the peak summer period.

Americas Confectionery

£ millions	2005	Base	Acquisitions/
	(6 months)	Business	Disposals	Exchange	2006

Revenue	556	37	–	48	641
– year-on-year change		+7%	–%	+8%	+15%
Underlying Profit from Operations	76	10	–	6	92
– year-on-year change		+13%	–%	+8%	+21%
Underlying Operating Margin	13.7%				14.4%

The first half saw good performances from our businesses around the region. Revenue growth of 7% compares with a strong 2005 comparative when Halls grew by around 20%, boosted by an exceptionally strong cough and cold season. Profits rose 13%, benefiting in part from a comparison with higher customer service related distribution costs in the first half of 2005.
Performance was driven primarily by gum, particularly in the US where our share increased to over 31% compared to 26.5% around the time of the Adams acquisition. Trident continued to do well in all markets. In the US, centre-filled gum and renovation through packaging and flavour extensions were important contributors. Our new gum brand, Stride, was launched in the US in the second quarter.
In Canada, revenues were flat year-on-year reflecting continued stock keeping unit rationalisation and our focus on a smaller range of our larger, more profitable core brands where the business is concentrating its efforts and investment. In the half, we put the non-branded candy business in Canada up for sale. Revenue growth of our core brands was 6%, with Cadbury chocolate volumes significantly ahead.
Our emerging markets businesses in Latin America grew both revenues and profits double-digits. The focus once again was on core brands, notably Trident and Halls, and the expansion of those brands in affordable packaging. This strong growth was achieved despite a slow half in Mexico, where revenues were only modestly ahead primarily due to destocking in both the wholesale and organised trade.

4     Cadbury Schweppes Interim Report 2006

Europe, Middle East and Africa (EMEA)

£ millions	2005	Base	Acquisitions/
	(6 months)	Business	Disposals	Exchange	2006

Revenue	1,051	2	38	7	1,098
– year-on-year change		–%	+4%	–%	+4%
Underlying Profit from Operations	128	(7)	7	–	128
– year-on-year change		(5%)	+5%	–%	–%
Underlying Operating Margin	12.2%				11.7%

We had a slow start to the year across the region, which was in part due to the later timing of Easter. The UK was our most difficult market with performance adversely impacted by the combination of a weak market, an inventory clearance in the first quarter, and at the end of the half, a recall of seven Cadbury branded product lines. Further details of the performance of our UK business post the half year end and the expected total cost of the recall are provided under “UK Product Recall” on page 3 and in the Financial Review.
Like-for-like revenues in the region were broadly flat with last year. Excluding the impact of increased discounting (£20 million) and product returns from the recall (£5 million), revenues rose by 3%. Profits were 5% lower than last year, primarily reflecting the £12 million cost of the inventory clearance. Consolidation of our business in Nigeria added 4% to revenue and 5% to profit.
Revenues in the UK were down 2% in the half and up 4% excluding the one-off items mentioned above. While the market remained weak through much of the half, market share was ahead by 80 basis points, driven by seasonal products and the successful launch of the creme egg bar. Green & Black’s continued to perform strongly, with sales up 25%.
Results in Continental Europe were driven by continued growth in gum with further roll-outs of centre-filled gum into 3 new markets (Spain, Norway and Denmark) and the launch of Trident in Turkey. Overall, France remains challenging given the impact of further retail price deflation and while the gum market is growing strongly, competition has increased. Emerging markets grew by 4% in the half, reflecting slower starts in some of our biggest businesses, particularly Russia which had the coldest winter in over 80 years.

Asia Pacific

£ millions	2005	Base	Acquisitions/
	(6 months)	Business	Disposals	Exchange	2006

Revenue	516	35	–	2	553
– year-on-year change		+7%	–%	–%	+7%
Underlying Profit from Operations	45	8	–	(1)	52
– year-on-year change		+18%	–%	(2%)	+16%
Underlying Operating Margin	8.7%				9.4%

Asia Pacific had another good period with revenues up by 7% and profits ahead by 18%. Performances were strong across most businesses with share gains in nearly all markets. Developed markets grew by 4% and emerging markets by 21%.
Growth in chocolate was driven by the Cadbury brand in New Zealand, India and South East Asia. In candy, the Natural Confectionery Company brand continued to grow strongly in Australia and New Zealand. Halls grew 20%, benefiting from the launch of a number of new flavour variants tailored to local tastes. Gum performance was excellent with further share gains in our developed market business in Japan and the expansion of sugar-free gum in South East Asia. Our beverages business in Australia grew by 4.5% despite intense competitive activity.

Cadbury Schweppes Interim Report 2006     5

Financial Review

			Reported	Reported	Constant
			Currency	Currency	Currency
£ millions	2006	2005	Growth %	Growth %	Growth %
	(6 mths)	(24 wks)	vs. 24 wks	vs. 6 mths	vs. 6 mths

Revenue	3,416	2,788	+23	+15	+12

Underlying Profit from Operations	470	403	+17	+12	+7
– Restructuring costs	(30)	(27)
– Brand amortisation	(3)	(3)
– Non-trading items	24	(2)
– UK product recall	(7)	–
– IAS 39 adjustment	5	9

Profit from Operations	459	380	+21	+16	+11

Underlying Operating Margin	13.8%	14.5%	–70bps	–40bps	–60bps

Share of results in associates	5	11

Underlying Net Financing	(73)	(92)
Net Financing	(66)	(89)

Underlying Profit before Taxation	402	322	+24	+20	+14
Profit before Taxation	398	302	+32	+27	+22

Underlying Taxation	(126)	(91)
Taxation	(117)	(86)

Discontinued Operations*	541	28

EPS – Continuing & Discontinued
– Underlying	13.3p	12.5p	+6	+1	–4
– Reported	39.6p	11.6p

*	Our beverage businesses in Europe, Syria and South Africa have been classified as discontinued operations in accordance with IFRS 5 (see note 9, page 20).

Continuing Operations
Revenues at £3.4 billion were 23% higher than last year at actual exchange rates. After allowing for the estimated £178 million impact of the additional two weeks in 2006, growth was 15%. Acquisitions net of disposals had a significant impact on revenue growth. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG), which was acquired in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to over 50%. On a like-for-like basis (excluding the impact of acquisitions, disposals and exchange rates), revenues grew by 4%.
Underlying profit from operations was up 17%, or 12% after allowing for the estimated impact of the additional two weeks in 2006. At constant exchange rates, growth was 7%.
Underlying operating margin fell by 70 basis points to 13.8%. The reduction principally reflects the consolidation of CSBG following its acquisition in May. Excluding the impact of exchange and allowing for the additional two weeks trading in 2006, Underlying operating margin fell by 60 basis points. On the same basis but excluding CSBG, margins were ahead 10 basis points.
Marketing spend was broadly flat in the first half. Given new product launches, our marketing investment will be weighted to the second half of the year.
Central costs increased from £66 million to £80 million. Of the increase, £5 million is estimated to be due to the additional two weeks in 2006, with the balance principally reflecting incremental investment in innovation and capabilities, and a one-time pension credit in 2005.

6     Cadbury Schweppes Interim Report 2006

The charge in respect of business restructuring was £30 million compared with £27 million in the same period last year reflecting spend on Fuel for Growth initiatives. For the full year 2006, we expect the restructuring charge to be around £110-120 million, with £90-100 million in respect of Fuel for Growth initiatives, £10 million reflecting restructuring associated with the integration of CSBG, and around £10 million arising from a decision to reduce volumes from Gumlink, a third party gum supplier in Europe. Savings from the Fuel for Growth programme are expected to be £90 million in 2006.
Amortisation of brand intangibles of £3 million was flat compared with 2005. Non-trading items resulted in a credit of £24 million principally reflecting the net profit arising from a number of business and asset disposals, notably Grandma’s Molasses and Slush Puppie.
Incremental direct costs of £13 million relating to the UK product recall were offset by anticipated recoveries of £6 million from our insurance policies. The net incremental direct cost of £7 million was excluded from underlying profits and earnings in the first half. In the full year, the net incremental direct cost (after the anticipated £6 million insurance recoveries) relating to the recall is expected to be £20 million, and will also be excluded from underlying profits and earnings. Around half of this relates to the cost of the recall and the balance to one-off manufacturing improvement and increased media costs. We have notified insurers in our global insurance programme that we expect to make recoveries of some of these costs against our policies. Any trading impact of the recall (offset by potential insurance recoveries) will be included in underlying results.
Fair value accounting under IAS 39 contributed a credit of £5 million to our reported Profit from Operations due to the difference between spot commodity prices and exchange rates compared to the hedge rates used in the underlying results.
Profit from Operations (excluding associates) was up 21% or 16% after allowing for the estimated impact of the additional two weeks in 2006.
The Group’s share of profits in associates (net of interest and tax) at £5 million was £6 million lower than in 2005. This principally arose from the reclassification of our former associates CSBG and Cadbury Nigeria to subsidiaries following our move to majority ownership and the impact of certain one-off accounting adjustments.
The underlying net financing charge at £73 million was £19 million lower than the prior year. The reduction primarily reflects lower debt levels following the Europe Beverages disposal in February and the increase in the financing credit arising on our post retirement benefits liabilities. The decrease in the charge is partly offset by the additional two weeks in the current period. For the full year, we expect the underlying net interest rate to be around 5%, and the underlying net finance charge in the second half to be around £10 million higher than in the first half given the purchase of CSBG and the upward trend in interest rates.
The reported net financing charge was £66 million, £7 million lower than the underlying financing charge, reflecting the impact of the IAS 39 financing adjustment.
Underlying Profit before Tax rose by 24% to £402 million and by 14% at constant exchange rates and after allowing for the estimated impact of the additional two weeks. The underlying tax rate in first half 2006 was 31.3% as against 28.3% in 2005 reflecting an increased weighting of our tax charge to higher rate jurisdictions, in particular the US.
Reported Profit before Tax rose by 32% to £398 million principally reflecting the improvement in the underlying performance of the business and the gains made on the disposal of Grandma’s Molasses and Slush Puppie.
Discontinued Operations
The net profit from discontinued businesses (Europe, Syria and South Africa beverages) of £541 million consists of underlying post tax profits of £1 million and profits on disposals of £540 million, principally arising on the disposal of Europe Beverages.
Earnings
Underlying earnings per share for the total Group (continuing and discontinued businesses) at 13.3 pence were 6% higher than prior year. The higher tax rate of 31.3% depressed earnings per share by 4%. At constant currency and allowing for the impact of the additional two weeks underlying earnings per share fell by 4%. Excluding the dilutive impact of the sale of Europe Beverages and the additional two weeks trading, underlying earnings per share rose by 4% at constant rates and 8% at actual rates. We expect the dilution impact of the disposal of the European and South African beverages businesses to be around 7% for the full year.
Reported earnings per share rose by 28.0 pence to 39.6 pence primarily reflecting the profit on disposal of Europe Beverages.

Cadbury Schweppes Interim Report 2006     7

Financial Review continued

Cash Flow Statement
The Group normally has a net free cash outflow in the first half given the seasonality of its business and increased working capital requirements at this time of year. The £99 million increase in the outflow in the first half of 2006 to £229 million is largely as result of the change of half year end, given tax and interest payments which are made on 30 June. Excluding the impact of acquisitions, like-for-like working capital was £50 million lower at half year 2006 than at half year 2005.
Capital spend was £149 million, a £33 million increase on last year. For the full year, we expect capital spend to be in the region of £360 million versus £298 million in the prior year. The increase primarily reflects the acquisition of CSBG and subsequent step-up in the capital spend programme to support the delivery of revenue and cost synergies.
The Group’s Employee Share Ownership Trust (the ESOT) will be making a £50 million investment in the shares of the Company. These shares will be held in Trust and used to meet the Group’s employee share award obligations. This purchase provides greater price certainty over this obligation and, as shares held in the ESOT are not included in the EPS calculation, is expected to be marginally accretive. The ESOT investment is not included in free cash flow.
Net Debt
Net debt reduced from £3.9 billion at the end of December to £3.4 billion at the half year as the net proceeds from acquisitions and disposals activity exceeded seasonal free cash outflow. We would expect to see a greater reduction in net debt in the second half given the seasonal phasing of free cash flow.

Basis of Preparation

Impact of Exchange Rates
Over 80% of the Group’s sales and profits in 2006 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2005 exchange rates to the 2006 reported results for the base business (excluding acquisitions).
Acquisitions and Disposals
The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.
Margin Growth excluding CSBG
At the time of the CSBG acquisition, we stated that we would report our margin growth progression excluding the impact of this acquisition. Hence additional margin information has been provided that excludes the impact of the CSBG acquisition. This has been achieved by calculating the margin after removing the revenue and profits of CSBG post consideration and treating revenues and associated profits arising on sales from our legacy beverage business to CSBG as external.
6 month pro-forma comparatives information
From 2006 the Group’s financial year will be aligned with the calendar year, sub-divided into 12 calendar months. The 2006 interim reporting period covers the six months ending 30 June 2006 (a period of 26 weeks). In 2005, the Group’s financial results consisted of the 52 weeks ending 1 January 2006, sub-divided into 13 four-week periods. The 2005 interim results (and the comparative information presented for these 2006 interim results) covered the 24-week period ended 19 June 2005. As a consequence the 2006 interim period is two weeks longer than the comparative period.
In order to provide more meaningful comparisons, estimates have been made of the additional revenues and profits which would have been generated had the 2005 interim period been prepared on a six-month basis. Base business growth is presented against these pro-forma numbers so as to exclude the impact of the additional two weeks trading in the 2006 interim period.

8     Cadbury Schweppes Interim Report 2006

Basis of Preparation (continued)
The additional revenue which it is estimated would have been realised had the comparative period been prepared for a six month period rather than as a 24 week period has been calculated from the Group’s underlying reporting systems for those extra shipping days within the additional two week period or estimated based on a reasonable pro-ration of the results reported in the seventh period of 2005. It is not possible to quantify the exact profit impact which would have occurred had the prior year comparative consisted of 6 months and, in determining the impact, management has had to exercise judgment.
Operating costs have been allocated on a reasonable and consistent basis across the Group. These costs include direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the additional two weeks and indirect costs pro-rated with additional days of trading. Interest has been adjusted on a pro-rated basis. These adjustments have been tax affected at the Group’s underlying effective tax rate for the year.

	Revenue			Underlying Profit from Operations
		Monthly			Monthly
	2005	reporting		2005	reporting
	(IFRS	adjustment	2005	(IFRS	adjustment	2005
£ millions	restated)	(estimated)	6 months	restated)	(estimated)	6 months

Americas Beverages	781	58	839	227	16	243
Americas Confectionery	520	36	556	69	7	76
EMEA	992	59	1,051	128	–	128
Asia Pacific	491	25	516	45	–	45
Central	4	–	4	(66)	(5)	(71)
Continuing	2,788	178	2,966	403	18	421

Cadbury Schweppes Interim Report 2006     9

Financial Statements
Consolidated Income Statement for the 6 months ended 30 June 2006 (unaudited)

		2006	2005	2005
		Half year	Half year	Full year
		6 months	24 weeks	52 weeks
		(unaudited)	(unaudited)
	Notes	£m	£m	£m

Continuing Operations
Revenue		3,416	2,788	6,432

Trading costs		(2,948)	(2,376)	(5,385)
Restructuring costs	2	(30)	(27)	(71)
Amortisation and impairment of intangibles		(3)	(3)	(6)
Non-trading items	3	24	(2)	25

Profit from Operations		459	380	995

Share of result in associates		5	11	28

Profit before Financing and Taxation		464	391	1,023

Investment revenue	4	32	16	42
Finance costs	5	(98)	(105)	(230)

Profit before Taxation		398	302	835

Taxation	6	(117)	(86)	(135)

Profit for the period from continuing operations		281	216	700

Discontinued Operations
Profit for the period from discontinued operations	9	541	28	76

Profit for the period		822	244	776

Attributable to:
Equity holders of the parent		819	237	765
Minority interests		3	7	11

		822	244	776

Earnings per share From continuing and discontinued operations
Basic	8	39.6p	11.6p	37.3p
Diluted	8	39.2p	11.5p	36.9p

From continuing operations
Basic	8	13.5p	10.2p	33.6p
Diluted	8	13.3p	10.1p	33.2p

In accordance with IFRS 5, the prior period Income Statements and notes have been re-presented following the classification of Europe, Syria and South Africa beverages as a discontinued operation (see Note 9, page 20).
10     Cadbury Schweppes Interim Report 2006

Consolidated Statement of Recognised Income and Expense for the 6 months ended 30 June 2006 (unaudited)

	2006	2005	2005
	Half year	Half year	Full year
	6 months	24 weeks	52 weeks
	(unaudited)	(unaudited)
	£m	£m	£m

Currency translation differences (net of tax)	(284)	104	257
Exchange transferred to income and expense upon disposal	10	–	–
Actuarial gains/(losses) on post retirement benefit obligations (net of tax)	81	(59)	56
IAS 39 transfers to income or expense	1	–	6

Net expense recognised directly in equity	(192)	45	319

Profit for the period from continuing operations	281	216	700
Profit for the period from discontinued operations	541	28	76

Total recognised income and expense for the period	630	289	1,095

Attributable to:
Equity holders of the parent	627	282	1,084
Minority interests	3	7	11

	630	289	1,095

Cadbury Schweppes Interim Report 2006     11

Financial Statements continued
Consolidated Balance Sheet at 30 June 2006 (unaudited)

		2006	2005	2005
		Half year	Half year	Full year
		30 June 2006	19 June 2005	1 Jan 2006
		(unaudited)	(unaudited)
	Notes	£m	£m	£m

ASSETS
Non-current assets
Goodwill		3,009	2,420	2,299
Brand intangibles		3,025	3,396	3,200
Software intangibles		141	146	149
Property, plant & equipment		1,606	1,466	1,446
Investment in associates		23	359	372
Deferred tax assets		90	17	123
Trade and other receivables		62	86	70
Other investments		2	5	2

		7,958	7,895	7,661
Current Assets
Inventories		841	772	713
Short term investments	12	72	15	47
Trade and other receivables		1,243	1,221	1,180
Tax recoverable		72	30	47
Cash and cash equivalents	12	338	250	332
Derivative financial instruments		78	71	67

		2,644	2,359	2,386
Assets held for sale		36	1	945

TOTAL ASSETS		10,638	10,255	10,992

LIABILITIES
Current liabilities
Trade and other payables		(1,467)	(1,449)	(1,543)
Tax payable		(287)	(142)	(237)
Short term borrowings and overdrafts	12	(1,430)	(1,235)	(1,194)
Short term provisions		(31)	(55)	(42)
Obligations under finance leases	12	(21)	(21)	(20)
Derivative financial instruments		(57)	(73)	(61)

		(3,293)	(2,975)	(3,097)
Non-current liabilities
Trade and other payables		(32)	(30)	(32)
Borrowings	12	(2,357)	(3,259)	(3,022)
Retirement benefit obligation		(216)	(542)	(369)
Tax payable		(122)	(186)	(138)
Deferred tax liabilities		(1,003)	(950)	(954)
Long term provisions		(15)	(11)	(11)
Obligations under finance leases	12	(38)	(46)	(43)

		(3,783)	(5,024)	(4,569)
Liabilities directly associated with assets classified as held for sale		(11)	–	(291)

TOTAL LIABILITIES		(7,087)	(7,999)	(7,957)

NET ASSETS		3,551	2,256	3,035

EQUITY
Share capital	11	261	260	260
Share premium account		1,156	1,126	1,135
Other reserves		2,097	847	1,613

Equity attributable to equity holders of the parent		3,514	2,233	3,008

Minority interest		37	23	27

TOTAL EQUITY		3,551	2,256	3,035

12     Cadbury Schweppes Interim Report 2006

Consolidated Cash Flow Statement for the 6 months ended 30 June 2006 (unaudited)

		2006	2005	2005
		Half year	Half year	Full year
		6 months	24 weeks	52 weeks
			re-presented	re-presented
		(unaudited)	(unaudited)
	Notes	£m	£m	£m

Net cash from operating activities	13	43	143	891

Investing activities
Dividends received from associates		4	3	11
Proceeds on disposal of property, plant and equipment		16	24	37
Purchases of property, plant & equipment		(149)	(116)	(298)
Acquisitions of businesses		(337)	(29)	(38)
Acquisitions of associates		–	(16)	(33)
Net cash assumed on acquisitions		29	1	1
Sale of investments, associates and subsidiary undertakings		1,212	(3)	41
Net cash removed on disposal		(50)	–	–
Acquisitions and disposals		854	(47)	(29)
Net change in equity and non-equity investments		(25)	6	(29)

Net cash used in investing activities		700	(130)	(308)

Net cash flow before financing activities		743	13	583

Financing activities
Dividends paid		(186)	(178)	(261)
Dividends paid to minority interests		(1)	(6)	(7)
Proceeds of finance leases		–	–	1
Capital element of finance leases repaid		(20)	(19)	(21)
Proceeds on issues of ordinary shares		22	27	37
Net movement of shares held under Employee Trust		22	40	71
Proceeds of new borrowings		744	710	350
Borrowings repaid		(1,408)	(455)	(543)
Repayment of non-equity minority interest		–	(219)	(219)

Net cash used in financing activities		(827)	(100)	(592)

Net (decrease)/increase in cash and cash equivalents		(84)	(87)	(9)

Net cash and cash equivalents
Opening – total group		279	284	284
Included in discontinued operations		(3)	–	–
Opening – continuing operations		276	284	284
Effect of foreign exchange rates		(3)	6	4
Less: Net cash and cash equivalents included in discontinued operations		(2)	–	(3)

Closing net cash and cash equivalents		187	203	276

Net cash and cash equivalents includes overdraft balances of £151 million (2005 Half Year: £47 million, 2005 Full Year: £56 million).
Cash inflow from the sale of investments, associates and subsidiary undertakings includes £1,306 million of gross proceeds less £94 million reflecting deductions for debt within disposed businesses.
Cadbury Schweppes Interim Report 2006     13

Segmental Reporting
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2006 Half year	Revenue	operations	margin	operations	margin
(unaudited)	£m	£m	%	£m	%

Americas Beverages	1,120	292	26.1	278	24.8
Americas Confectionery	641	84	13.1	92	14.4
EMEA	1,098	122	11.1	128	11.7
Asia Pacific	553	49	8.9	52	9.4
Central	4	(88)	n/a	(80)	n/a

	3,416	459	13.4	470	13.8

Share of results in associates		5		5

Profit before Financing and Taxation		464		475
Investment revenue		32		32
Finance cost		(98)		(105)

Profit before Taxation		398		402
Taxation		(117)		(126)
Minority interests		(3)		(3)

Profit for the period from continuing operations		278		273
Discontinued operations (see note 9)		541		1

Profit for the period – Equity holders		819		274

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of			Underlying
	Reported	restructuring	of brand	non-trading	UK Product	IAS 39	performance
2006 Half year	performance	costs	intangibles	items	Recall	adjustment	measures
(unaudited)	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	292	3	1	(17)	–	(1)	278
Americas Confectionery	84	8	1	–	–	(1)	92
EMEA	122	12	–	(6)	2	(2)	128
Asia Pacific	49	3	1	–	–	(1)	52
Central	(88)	4	–	(1)	5	–	(80)

Profit from Operations	459	30	3	(24)	7	(5)	470
Share of result in associates	5	–	–	–	–	–	5
Financing	(66)	–	–	–	–	(7)	(73)

Profit before Taxation	398	30	3	(24)	7	(12)	402

Reconciliation from reported to underlying earnings & earnings per share

	Earnings			Earnings per share
2006 Half year	Continuing	Discontinued	Total	Continuing	Discontinued	Total
(unaudited)	£m	£m	£m	pence	pence	pence

Reported	278	541	819	13.5	26.1	39.6

Reversal of:
Restructuring costs	30	–	30	1.4	–	1.4
Amortisation of brand intangibles	3	–	3	0.2	–	0.2
Non-trading items	(24)	(581)	(605)	(1.2)	(28.0)	(29.2)
UK Product recall	7	–	7	0.4	–	0.4
IAS 39 adjustment	(12)	–	(12)	(0.6)	–	(0.6)
Tax effect on the above	(9) *	41	32 *	(0.5)	2.0	1.5

Underlying	273	1	274	13.2	0.1	13.3

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(d).

*Includes £7 million deferred tax credit arising on the intra-group transfer of brands.
14     Cadbury Schweppes Interim Report 2006

Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2005 Half year	Revenue	operations	margin	operations	margin
(unaudited)	£m	£m	%	£m	%

Americas Beverages	781	225	28.8	227	29.1
Americas Confectionery	520	57	11.0	69	13.3
EMEA	992	123	12.4	128	12.9
Asia Pacific	491	39	7.9	45	9.2
Central	4	(64)	n/a	(66)	n/a

	2,788	380	13.6	403	14.4

Share of results in associates		11		11

Profit before Financing and Taxation		391		414
Investment income		16		16
Finance cost		(105)		(108)

Profit before Taxation		302		322
Taxation		(86)		(91)
Minorities		(7)		(7)

Profit for the Period from continuing operations		209		224
Discontinued operations (see note 9)		28		32

Profit for the Period – Equity holders		237		256

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
2005 Half year	performance	costs	intangibles	items	adjustment	measures
(unaudited)	£m	£m	£m	£m	£m	£m

Americas Beverages	225	2	1	–	(1)	227
Americas Confectionery	57	13	1	–	(2)	69
EMEA	123	7	–	3	(5)	128
Asia Pacific	39	5	1	–	–	45
Central	(64)	–	–	(1)	(1)	(66)

Profit from Operations	380	27	3	2	(9)	403
Share of result in associates	11	–	–	–	–	11
Financing	(89)	–	–	–	(3)	(92)

Profit before Taxation	302	27	3	2	(12)	322

Reconciliation from reported to underlying earnings & earnings per share

	Earnings			Earnings per share
2005 Half year	Continuing	Discontinued	Total	Continuing	Discontinued	Total
(unaudited)	£m	£m	£m	pence	pence	pence

Reported	209	28	237	10.2	1.4	11.6

Reversal of:
Restructuring costs	27	6	33	1.4	0.2	1.6
Amortisation of brand intangibles	3	–	3	0.1	–	0.1
Non-trading items	2	–	2	0.1	–	0.1
IAS 39 adjustment	(12)	–	(12)	(0.6)	–	(0.6)
Tax effect on the above	(5)	(2)	(7)	(0.2)	(0.1)	(0.3)

Underlying	224	32	256	11.0	1.5	12.5

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(d).
Cadbury Schweppes Interim Report 2006     15

Notes
1. General Information and Accounting Policies
(a) The financial information included within the interim financial report has been prepared using accounting policies including presentation (except as noted below) consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union which are the same as those set out in the Group’s published accounts for the 52 weeks ended 1 January 2006.
(b) The interim financial report is unaudited and was approved by the board of Directors on 1 August 2006. The full year figures for 2005 set out in this report do not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985 but are derived from the statutory accounts for that year after re-presenting in accordance with IFRS 5 following the classification of Europe, Syria and South Africa beverages as a discontinued operation. In addition, within the cash flow statement in the current and prior periods, interest paid and interest received (as set out in Note 13) have been moved from investing activities to operating activities to achieve consistency with emerging practice and so present more relevant information. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985.
(c) In prior years the Group’s statutory accounts were drawn up to the nearest Sunday to the year-end and consisted of 13 four-week periods. From 2006 the Group’s statutory accounts will be drawn up on a calendar year basis and will consist of 12 monthly periods. The 2006 Half Year Income statement covers the 6-month period from 2 January 2006 to 30 June 2006 and the balance sheet has been drawn up as at 30 June 2006. The 2005 Half Year Income statement covered the 24-week period from 3 January 2005 to 19 June 2005 and the balance sheet was drawn up as at 19 June 2005.
(d) Use of underlying measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit,
The adjustments made to reported profit are summarised below:
•	Restructuring costs – the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Amortisation of brand intangibles – under IFRS, the Group continues to amortise certain short-life brand intangibles. This amortisation is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items – as part of its operations the Group may dispose of subsidiaries, associates, investments and significant fixed assets and may make profits and losses on these or on write-downs of certain non-trading items. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	UK Product recall – in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall will be included in underlying results.

•	IAS 39 adjustments – fair value accounting – under IAS 39, the Group applies hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These
16     Cadbury Schweppes Interim Report 2006

arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above; and

•	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings.
(e) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends.
Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of free cash flow from the corresponding IFRS measure is presented in Note 14.
In 2006, payments of £36 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from free cash flow. These payments are in addition to a £31 million payment made in 2005 and are part of a wider pension funding strategy totalling some £190 million in the period to 2008. The Group believes that the funding of these pension deficits is a discretionary use of free cash flow comparable to the repayment of external borrowings and has therefore been added back in calculating the 2005 free cash flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within free cash flow.
(f) Segmental analysis
The Group’s operational management structure has four regions, each with its own leadership team. These four business regions, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.
2. Restructuring
During the first half of 2006, the continuing Group incurred £30 million (2005: £27 million) of restructuring costs. This entire amount has been incurred as part of the four year Fuel for Growth restructuring programme.
3. Non-trading Items
During 2006, the Group recorded a net profit from non-trading items of £24 million (2005: loss of £2 million). This comprised principally £17 million profit on disposal of Grandma’s Molasses and Slush Puppie, non-core brands in Americas Beverages, and £7 million insurance receivable to rebuild the Pontefract factory destroyed by fire in 2005.
Cadbury Schweppes Interim Report 2006     17

Notes continued
4. Investment Revenue

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Interest on bank deposits	17	11	31
Post retirement employee benefits	15	5	11

Investment revenue	32	16	42

5. Finance Costs

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Interest on bank and other loans	105	108	230

Underlying finance costs	105	108	230

Fair value movements in treasury instruments	(7)	(3)	–

Reported finance costs	98	105	230

6. Taxation

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

UK	2	–	62
Overseas	124	91	180

Underlying taxation	126	91	242

Recognition of UK deferred tax asset	–	–	(104)
Tax on restructuring costs	(9)	(6)	(13)
Tax on amortisation of brand intangibles	(8)	(1)	(2)
Tax on non-trading items	7	1	9
Tax on UK product recall	(2)	–	–
Tax on IAS 39 adjustment	3	1	3

Reported taxation	117	86	135

7. Dividends

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 1 January 2006 of 9.00p (2004: 8.70p) per share	187	178	178
Interim dividend for the year ended 1 January 2006 of 4.00p (2004: 3.80p) per share	–	–	82

	187	178	260

At 30 June 2006 the 2006 interim dividend of 4.1p per share had not been approved by the Board and as such was not included as a liability. The expected cash payment in respect of the interim dividend for the Half Year ended 30 June 2006 is £85 million.
18     Cadbury Schweppes Interim Report 2006

8. Earnings Per Share
a. Basic EPS – Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Half year				Full year
	(unaudited)
	Earnings		EPS		Earnings	EPS
	2006	2005	2006	2005	2005	2005
	£m	£m	pence	pence	£m	pence

Reported – Continuing and Discontinued	819	237	39.6	11.6	765	37.3

Restructuring costs	30	33	1.4	1.6	86	4.2
Amortisation of brand intangibles	3	3	0.2	0.1	6	0.3
Non-trading items	(605)	2	(29.2)	0.1	(16)	(0.8)
UK product recall	7	–	0.4	–	–	–
IAS 39 adjustment	(12)	(12)	(0.6)	(0.6)	(23)	(1.1)
Effect of tax on above items	32 *	(7)	1.5	(0.3)	(18)	(0.9)
Recognition of UK deferred tax asset	–	–	–	–	(104)	(5.1)

Underlying – Continuing and Discontinued	274	256	13.3	12.5	696	33.9

*Includes £7 million deferred tax credit arising on the intra-group transfer of brands.
b. Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	Half year		Full year
	(unaudited)
	EPS		EPS
	2006	2005	2005
	pence	pence	pence

Diluted Reported – Continuing and Discontinued	39.2	11.5	36.9
Diluted Underlying – Continuing and Discontinued	13.1	12.4	33.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	million	million	million

Average shares used in Basic EPS calculation	2,068	2,044	2,051
Dilutive share options outstanding	23	23	23

Shares used in Diluted EPS calculation	2,091	2,067	2,074

Share options whose exercise price is above the average share price for the relevant period are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options totalled 0.3 million in 2006 (2005: 16 million).
Cadbury Schweppes Interim Report 2006     19

Notes continued

c. Continuing Operations EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

				Half year		Full year
	(unaudited)				re-presented
	Earnings		EPS		Earnings	EPS
	2006	2005	2006	2005	2005	2005
	£m	£m	pence	pence	£m	pence

Reported – Continuing Operations	278	209	13.5	10.2	689	33.6

Restructuring costs	30	27	1.4	1.4	71	3.5
Amortisation of brand intangibles	3	3	0.2	0.1	6	0.3
Non-trading items	(24)	2	(1.2)	0.1	(25)	(1.2)
UK Product Recall	7	–	0.4	–	–	–
IAS 39 adjustment	(12)	(12)	(0.6)	(0.6)	(23)	(1.1)
Effect of tax on above items	(9)*	(5)	(0.5)	(0.2)	(3)	(0.2)
Recognition of UK deferred tax asset	–	–	–	–	(104)	(5.1)

Underlying – Continuing Operations	273	224	13.2	11.0	611	29.8

*Includes £7 million deferred tax credit arising on the intra-group transfer of brands.
Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

		Half year	Full year
	(unaudited)
	2006	2005	2005
	pence	pence	pence

Diluted Reported – Continuing Operations	13.3	10.1	33.2
Diluted Underlying – Continuing Operations	13.1	10.8	29.5

9. Discontinued Operations
In the first half of 2006, the Group disposed of Europe Beverages and Syria and announced that it had agreed to sell Bromor, its South African beverages business as part of a strategic decision to exit beverages outside the Americas and Australia. These businesses are classified as discontinued operations and the prior periods re-presented on a consistent basis. The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	pence	pence	pence

Revenue	69	339	725
Trading costs	(67)	(291)	(604)
Restructuring costs	–	(6)	(15)
Amortisation and impairment of intangibles	–	–	–
Non-trading items	–	–	–

Profit from Operations	2	42	106
Share of result in associates	–	–	–

Profit before Financing and Taxation	2	42	106
Investment revenue	–	–	–
Finance costs	(5)	–	(1)

(Loss)/Profit before Taxation	(3)	42	105
Taxation	4	(14)	(20)
Profit on disposal	581	–	(9)
Tax on profit on disposal	(41)	–	–

Profit for the period	541	28	76

20     Cadbury Schweppes Interim Report 2006

10. Acquisitions
During the period, the Group paid $353 million to acquire the 55% of Dr Pepper/Seven-Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned. The total provisional goodwill recognised (including amounts previously recorded within associates) is £770 million. In addition, the Group acquired All American Bottling Company for £32 million and recognised £30 million of provisional goodwill.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In the period, the loan note was converted into equity. The Group acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02%. Provisional goodwill of £13 million has been recognised as a consequence of both transactions.
At 30 June 2006, no separately identified intangible assets have been recognised. Provisional fair values, including intangible asset values, will be finalised in the second half.
11. Share Capital
During the period ended 30 June 2006, 6.3 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 30 June 2006 was £1 million. There were no other changes in the issued ordinary share capital of the Company during the 6 months to 30 June 2006.
12. Net Debt
The Group’s definition of net debt is shown below:

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Short term investments	72	15	47
Cash and cash equivalents	338	250	332
Short term borrowings and overdrafts	(1,430)	(1,235)	(1,194)
Obligations under finance leases	(21)	(21)	(20)
Borrowings – non current	(2,357)	(3,259)	(3,022)
Obligations under finance lease – non current	(38)	(46)	(43)

Net debt	(3,436)	(4,296)	(3,900)

Net cash and cash equivalents includes overdraft balances of £151 million (2005 Half Year: £47 million, 2005 Full Year: £56 million).
Cadbury Schweppes Interim Report 2006     21

Notes continued

13. Reconciliation of Cash Flow from Operating Activities

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	re-presented	re-presented
		(unaudited)
	£m	£m	£m

Profit from operations – Continuing Operations	459	380	995
Profit from operations – Discontinued Operations	2	42	106

	461	422	1,101
Adjustments for:
Depreciation and amortisation	110	98	213
Restructuring	1	(13)	(17)
Non-trading items	(24)	2	(25)
Post retirement benefits	3	(2)	7
Additional funding of past service pensions deficit	(36)	–	(31)
Other non-cash items	18	7	11

Operating cash flows before movements in working capital	533	514	1,259

(Increase) /decrease in inventories	(82)	(54)	10
Decrease/(increase) in receivables	85	(75)	(83)
(Decrease)/increase in payables	(236)	(83)	110
Net movement in working capital	(233)	(212)	37

Cash generated by operations	300	302	1,296

Interest paid	(121)	(87)	(230)
Interest received	17	11	31
Income taxes paid – excluding disposals	(145)	(83)	(206)
Income taxes paid – disposals	(8)	–	–

Net cash from operating activities	43	143	891

14. Reconciliation of Free Cash Flow
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2006	2005	2005
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Net cash from operating activities	43	143	891
Add back:
Additional funding of past service pensions deficit	36	–	31
Income taxes paid on disposals	8	–	–
Less:
Net capital expenditure	(133)	(92)	(261)
Net dividends paid	(183)	(181)	(257)

Free cash flow	(229)	(130)	404

22     Cadbury Schweppes Interim Report 2006

Independent Review Report to Cadbury Schweppes plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP

Chartered Accountants, London
1 August 2006

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Cadbury Schweppes Interim Report 2006     23

Shareowner Information

2006 dividend
The interim dividend will be paid on 20 October 2006 to those shareowners on the register as at 22 September 2006. The ex-dividend date will be 20 September 2006. For ADRs, the dividend will be $0.3083 per ADR and will be paid on 20 October 2006 to holders on the register as at 22 September 2006.
2006 Annual General Meeting results
All of the resolutions put to the Annual General Meeting on 18 May 2006 were voted on by a poll and were passed by the required majority.
2007 Annual General Meeting
The Annual General Meeting for 2007 has been provisionally booked for Thursday 24 May at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE. Confirmed details will be sent with the Notice of Annual General Meeting next year.
Registrar
Computershare Investor Services plc maintain the Company’s share register and can be contacted as follows:
The Registrar to Cadbury Schweppes plc
Computershare Investor Services plc
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
UK.
Telephone: 0870 873 5803 / (44) 870 873 5803
Fax: 0870 703 6103 / (44) 870 703 6103
Email: web.queries@computershare.co.uk
Unsolicited mail
The Company is legally obliged to make its share register available to the general public. Consequently some shareowners may receive unsolicited mail, including correspondence from unauthorised investment firms. UK shareowners who wish to limit the amount of unsolicited mail they receive can contact:
The Mailing Preference Service
Freepost (LON20771)
London
W1E 0ZT
Identity theft: protecting your investment
Criminals may steal your personal information putting your shareholding at risk.
Tips on protecting your shareholding
•	Ensure all your certificates are kept in a safe place or hold your shares electronically in CREST via a nominee.

•	Keep all correspondence from the Registrars which shows your shareowner reference number in a safe place, or destroy correspondence by shredding.

•	If you change address inform the Registrars. If you receive a letter from the Registrars regarding a change of address and have not recently moved, please contact them immediately. You may be a victim of identity theft.

•	Know when the dividends are paid and consider having your dividend paid directly into your bank, thus reducing the risk of the cheque being intercepted or lost in the post. If you change your bank account, inform the Registrar of the details of your new account. Respond to any letters the Registrar sends you about this.

•	If you are buying or selling shares, only deal with brokers registered in your country of residence or the UK.

     24     Cadbury Schweppes Interim Report 2006

© Cadbury Schweppes plc
The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Interim Report. All paper used in the production of this Report is printed on Revive Special Silk. Made in Spain, the paper comprises virgin fibre, de-inked post-consumer waste and mill broke. Manufactured at a mill that has been awarded the ISO14001 certificate for environmental management, pulps used are elemental chlorine free.

www.cadburyschweppes.com

Cadbury Schweppes plc
25 Berkeley Square, London W1J 6HB
Telephone: +44 20 7409 1313 Fax: +44 20 7830 5200